Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine Months Ended September 30	Year Ended December 31
	2012	2011	2010	2009	2008	2007
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,032	$1,539	$1,247	$620	$904	$1,282
Plus:
Fixed charges exclusive of capitalized interest	216	292	266	273	343	156
Amortization of capitalized interest	6	7	7	7	7	7
Adjustments for equity affiliates	—	19	6	11	18	21
Total	$1,254	$1,857	$1,526	$911	$1,272	$1,466

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$155	$210	$189	$193	$254	$93
Rentals - portion representative of interest	61	82	77	80	89	63
Fixed charges exclusive of capitalized interest	216	292	266	273	343	156
Capitalized interest	6	9	7	8	8	11
Total	$222	$301	$273	$281	$351	$167

Ratio of earnings to fixed charges	5.6	6.2	5.6	3.2	3.6	8.8

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations